

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2025

Hunter Horsley
President
Bitwise Bitcoin ETF
250 Montgomery Street, Suite 200
San Francisco, California 94104

>   **Re: Bitwise Bitcoin ETF**
>   **Registration Statement on Form S-3**
>   **Filed June 10, 2025**
>   **File No. 333-287903**

Dear Hunter Horsley:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

<u>Registration Statement on Form S-3</u>

<u>Cover Page</u>

1. We note your disclosure on the cover page that "[p]rior to this offering, there has been no public market for the Shares." Please revise to update your cover page.

<u>Prospectus Summary</u>
<u>Purchases and Sales of Bitcoin, page 3</u>

2. Please revise to disclose the material terms of the agreements with the Bitcoin Trading Counterparties.

The Trust's Service Providers
The Bitcoin Custodian, page 5

3.   We note that the Trust may retain additional bitcoin custodians from time to time. Please revise to disclose the criteria, if any, that the Sponsor and the Trust will use to select such additional bitcoin custodians.

Creation and Redemption of Shares, page 91

4.   We note your disclosure on page 92 that the manner by which creations and redemptions are made is dictated by the terms of the Authorized Participant Agreement. Please revise to identify the current Authorized Participants that have Authorized Participant Agreements that allow for only cash, only in-kind, and both cash and in-kind creations and redemptions.

5.   Please reconcile your disclosures in this section relating to timing of placing of Creation Orders and Redemption Orders for in-kind transactions, Sections 2.08(a) and 2.09(a) of the Trust Agreement, and Schedule 1 to the Authorized Participant Agreement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Lulu Cheng at 202-551-3811 or Sonia Bednarowski at 202-551-3666 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Crypto Assets

cc: Richard Coyle